SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MAY 2003

OCEAN RIG ASA
OCEAN RIG NORWAY AS
OCEAN RIG 1 AS
OCEAN RIG 2 AS
(Exact name of each Registrant as specified in its Charter)
NOT APPLICABLE
(Translation of Registrants’ names into English)

Koppholen 4 (Forus)
NO-4313 Sandnes
Norway
011-47-51-96-90-00
(Address of Registrants’ principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    x                      Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No    x

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

May 23, 2003

OCEAN RIG ASA

By:	/s/ ERLING MEINICH-BACHE Erling Meinich-Bache Senior Vice-President, Accounting

OCEAN RIG NORWAY AS

By:	/s/ ERLING MEINICH-BACHE Erling Meinich-Bache Senior Vice-President, Accounting

OCEAN RIG 1 AS

By:	/s/ ERLING MEINICH-BACHE Erling Meinich-Bache Senior Vice-President, Accounting

OCEAN RIG 2 AS

By:	/s/ ERLING MEINICH-BACHE Erling Meinich-Bache Senior Vice-President, Accounting

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OCEAN RIG ASA
AND SUBSIDIARIES

SEC FORM 6-K
MAY 2003

TABLE OF CONTENTS

Exhibit
Numbered	Description	Pages

Exhibit I	Quarterly Report for the Period Ending 31 March 2003	4

Exhibit II	Press Release, 25 March 2003 OCR — New Chairman Geir Aune new Chairman of the Board	30
Exhibit III	Press Release, 6 May 2003 Notice of Annual General Meeting of Ocean Rig Asa	31
Exhibit IV	Press Release, 13 May 2003 OCR-2nd option exercised OCR — BP exercise optional well for Leiv Eiriksson	33
Exhibit V	Press Release, 15 May 2003 OCR — Report for the first Quarter of 2003	34
Exhibit VI	Press Release, 15 May 2003 Ocean Rig first quarter presentation	39
Exhibit VII	Press Release, 20 May 2003 OCR — reverse split — ex.date	40
Exhibit VIII	Press Release, 20 May 2003 OCR — Conversion of Mandatory Convertible Bonds	41
Exhibit IX	Press Release, 22 May 2003 OCR — share options Board members subscribing for share options	42
Exhibit X	Press Release, 22 May 2003 OCR — share options Correction of strike price	43
Exhibit XI	Press Release, 22 May 2003 OCR-adjusted conversion prices Adjustment of convertible bonds conversion prices	44

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